                                                                    EXHIBIT 5.31

                               December 21, 1999

PCSupport.com, Inc.
Suite 280,
4400 Dominion Street
Burnaby, British Columbia
Canada V5G 4G3

Attention:  David W. Rowat

Dear David:

In accordance with our telephone discussions during the past several weeks, we are pleased to submit to you this letter which, along with the attached standard Terms and Conditions ("Agreement"), is our proposal to you setting forth the financial and investment banking services we will provide to PCSupport.com, Inc. ("PCS").

ICE Holdings North America, LLC ("ICE") ("Investment Banker") will assist you and PCS as its exclusive representative, subject to the terms herein, in connection with identifying and seeking out a person, group of persons, partnership, joint venture, corporation or other entity (each together with its affiliates, a "Partner") which would be interested in entering into one or more Transactions with PCS. The Investment Banker will, among other things, do the following as part of this engagement:

     . Advise, negotiate and otherwise assist PCS regarding strategies for obtaining capital, as well as about the Transaction's possible structure and terms.

     . Advise, negotiate and otherwise assist PCS regarding various possible structuring vehicles by way of convertible secured notes, secured notes with warrants attached, debt combined with options and/or warrants, new private equity or debt investment, public offering, or other forms of transactions ("Transactions").

     . Secure for PCS, on a best efforts basis, revolving debt financing in an amount of between US$1,000,000.00 and US$1,200,000.00 ("Debt
        Financing"), which shall be secured by collateral, including, collectively, any and all of the presently existing and hereinafter arising accounts and rights to payments arising out of the sale or lease of goods or the rendition of services by PCS, irrespective of whether earned by performance ("Accounts") where Collateral or Security each mean, collectively, any and all of the Accounts, deposit accounts, negotiable collateral, in each case whether now existing or hereafter acquired or created, and any proceeds or products of any of the foregoing, or any portion thereof and any money or other tangible or intangible property resulting from the sale or other disposition of the Accounts, deposit accounts or negotiable collateral, or any portion thereof or interest therein, and the substitutions, replacements, additions, accession, products and proceeds thereof. The Debt Financing shall be in the form of convertible secured notes, secured notes with warrants attached, other secured debt combined with options and/or warrants, or such similar secured debt financing on substantially the following terms and conditions:

            1. In the event of Secured notes with warrants attached, warrants for 1,000,000 shares, on a fully diluted basis, which shall have an exercise price of between US$1.05 to US$1.25 ("A Warrants"); warrants for 500,000 shares, on a fully diluted basis, which shall have an exercise price of between US$1.75 and US$2.25 ("B Warrants"). The A Warrants shall have an exercise term of 18 month from the Date of Closing. The B Warrants shall have an exercise term of 30 months from the Date of Closing. The A Warrants and B Warrants shall be issued and delivered immediately upon PCS' first drawdown of funds under the Debt Financing.

            2. The Debt Financing shall be fully available from the date of closing (on or about January 15, 2000) ("Date of Closing") for a period of one year (on or about January 15, 2001).

            3. The Debt Financing shall be available in tranches in draw down amounts of US$100,000.00 subject to sub-paragraph 4 hereafter.

            4. The funds provided by the Debt Financing, or any part thereof, shall only be available upon confirmation that at least one commercial transaction will take place between PCS and any of the following: Go-Figure, or Unisys, or other third party, on such terms and conditions as are, in the sole judgment of the Investment Banker, sufficient to provide net cash flow to service and repay the Debt Financing or any part thereof which PCS is requesting be drawn down. The foregoing confirmation will be made by the Investment Banker before the first drawdown but no further confirmations will be required before PCS can make any subsequent drawdown.

            5. The Debt Financing shall bear interest at 11% per annum, payable monthly, not in advance, on such portion thereof as has been drawn down, interest to commence on the date of the draw down.

            6. The Debt Financing may be repaid, in whole or in part, at any time without penalty, at the sole option of PCS.

            7. All underlying shares which may be obtained by exercise of the A Warrants or the B Warrants shall be registered. There shall be piggy-back registration rights on any subsequent financing greater than US$3,000,000.00, whether in the form of equity, debt or a combination thereof, subject to customary underwriter cut-backs and restrictions.

            8. In the event of convertible Secured notes without warrants, the conversion shall be at such pricing as to permit the total equity, on a fully diluted basis, obtained upon conversion to be substantially identical to what would have been obtained in the event of Secured notes with warrants.

            9. In the event of other Secured debt/equity structure, the conversion shall be at such pricing as to permit the total equity, on a fully diluted basis, obtained upon conversion to be substantially identical to what would have been obtained in the event of Secured notes with warrants.

            10. Any Debt Financing shall be on a fully Secured basis and shall have priority over all other currently existing or after acquired debt and the Company shall not assume any additional debt without the express written authorization of the Investment Banker, which consent shall not be unreasonably withheld.

            11. Prior to the Date of Closing, PCS shall have implemented a plan, including stock options and other reasonable business incentives and salary, reasonably satisfactory to the Investments Banker to permit the immediate commencement of a search for additional senior management.

Upon funding of the Debt Financing:

     . Advise, negotiate and otherwise assist PCS in preparing presentation materials and financial analysis concerning PCS, as well as advising and making presentations to potential sources of capital and/or financing. To the extent that we and you consider it advisable and necessary, we will work with such experts and consultants as we jointly agree would assist in the preparation of such material. These individuals or entities will be engaged and compensated by the Company. The Investment Banker will engage an individual or individuals acceptable to PCS, to design and execute a branding campaign. The individual so engaged shall be compensated directly by the Company.

     . Advise, negotiate and otherwise assist PCS, on a best efforts basis, to structure and close an equity public offering.

     . In the event that PCS accepts an equity public offering without selling restrictions, the Investment Banker will cause certain of the A Warrants and B Warrants to be exercised as follows:

            1. 50% of the A Warrants and 0% of the B Warrants, if PCS accepts an equity public offering of at least US$3,000,000.00 at a share price of no less than US$3.00 per share.

            2. 75% of the A Warrants and 25% of the B Warrants, if PCS accepts an equity public offering of at least US$4,000,000.00 at a share price of no less than US$4.00 per share.

            3. 100% of the A Warrants and 50% of the B Warrants, if PCS accepts an equity public offering of at least US$5,000,000.00 at a share price of no less than US$5.00 per share.

            4. 100% of the A Warrants and 100% of the B Warrants, if PCS accepts an equity public offering of at least US$6,000,000.00 at a share price of no less than US$6.00 per share.

     . The Investment Banker shall have the right to designate an individual to serve as a member of the Board of Directors of PCS, upon a draw down of all or any part of the Debt Financing, and shall receive a copy of all management accounts and related financial information at the time of release to management.

     . The Investment Banker shall have a right of first refusal on any subsequent financing (debt, equity or combination thereof) for a period of twelve (12) months from the Date of Closing.

     . The Investment Banker agree to accept a co-lead on any subsequent financing in an amount greater than US$5,000,000.00 and to surrender their right of first refusal on any subsequent financing in an amount greater than US$15,000,000.00.

     . The Investment Banker will use best efforts to arrange an equity financing of a least US$3,000,000.00 to close on or before June 30, 2000 (time not of the essence), subject to the achievement by PCS of its designated business objectives, it being understood that this undertaking shall be event driven and shall be subject to the sole judgment of the Investment Banker.

     . The Investment Banker will use best efforts to arrange for PCS to transfer its listing from the OTC Bulletin Board to an exchange of superior value at the earliest reasonable opportunity, subject to the achievement by PCS of its designated business objectives, it being understood that this undertaking is event driven and shall be subject to the sole judgment of the Investment Banker.

     . Advise, negotiate and otherwise assist PCS in structuring, negotiating and closing a Transaction on terms which management deems favorable to it and in the best interest of the Company.

     . Advise, negotiate and otherwise assist PCS in developing a negotiating strategy for a Transaction, and participating (directly or otherwise) in any such negotiations.

     . Advise, negotiate and otherwise assist PCS in implementing and closing a Transaction or Transactions.

     . Andrew Smith will be responsible for and will undertake to fulfill the above engagement on behalf of the Investment Banker.

As consideration for the services provide by Investment Banker, PCS agrees to pay Investment Banker the following compensation and to incur the following obligations:

     . In the event that PCS enters into a Debt Financing in substantially the form and amounts set forth above, PCS will pay the Investment Banker a fee of 7 1/2% of the amount raised of the Debt Financing ("Debt Financing Fee"). It is understood and agreed that in the event that the Investment Banker secure a Debt Financing in substantially the form and amounts set forth above and the conditions of paragraph 4 are met, and PCS elects not to enter into the Debt Financing, then PCS shall pay to the Investment Banker the sum of US$150,000.00 as a break-up fee ("Break-up Fee") within fifteen (15) days of the date originally set for closing on the Debt Financing. In and to the extent that the Break-up Fee or any portion of it is unpaid, it shall be deemed a Secured debt of the Company.

     . PCS will incur the obligation of the Break-up Fee upon advise in writing from the Investment Banker that they have secured the Debt Financing and are prepared to close and the conditions of paragraph 4 are met. The obligation of the Break-up Fee will be discharged upon acceptance of the Debt Financing.

     . The Debt Financing Fee shall only be payable on the amount raised of the Debt Financing and there shall be no additional financing fee on any equity conversion resulting from or due to the Debt Financing.

     . In the event that PCS enters into one or more Transactions with any Partner introduced to PCS by the Investment Banker during the period when Investment Banker is retained by PCS or within 12 months after termination of this Agreement, PCS will pay Investment Banker a Transaction Fee of 7 1/2% of the Aggregate Transaction Value. This shall be in addition to the Retainer set forth below. It is understood that in the event that the Company enters into a Transaction after the termination of this Agreement with an entity which was not introduced to it by Investment Banker or which is not a Partner, then no Transaction Fee shall be due to Investment Banker hereunder.

     . In addition to any fees that may be payable to Investment Banker, and without regard to whether a Transaction is completed, PCS will reimburse Investment Banker promptly upon request, from time to time, for its reasonable out-of-pocket expenses incurred in connection with this engagement. It is understood that these out-of-pocket expenses shall not include payments to experts or outside consultants. PCS must give prior approval for any single expense in excess of US$1,000.00, it being understood and agreed that reasonable and customary travel, meal and hotel expenses incurred in negotiating and closing the Debt Financing are hereby approved by PCS. Any such engagement and payment shall be undertaken only with the express agreement of PCS, in accordance with above scope of engagement. It is understood that legal fees for documentation of a Transaction, as well as expert fees, accounting fees etc. ("Additional Fees"), shall not be part of the Retainer, Debt Financing Fee or Transaction Fee. We have provided you with an estimate of what we believe certain of those Additional Fees may be. PCS shall pay all legal fees associated with the Debt Financing and any Transaction, including those of the Investment Banker and the lenders. There shall be a cap on the legal fees for the Investment Banker and lenders in the amount of US$75,000.00, which shall be deemed an approved and agreed upon expense. At the sole option of the attorneys providing the legal services, they may convert the legal fees to debt or equity on the same terms and conditions as the Debt Financing.

     . PCS will pay the Investment Banker a retainer ("Retainer") in the amount of $50,000.00, payable on January 31, 2000 or upon the closing of any Debt Financing, whichever is the later. In the event that PCS enters into a Debt Financing, the Retainer shall be credited against the Debt Financing Fee. The Investment Banker shall have the option to convert the Retainer to debt or equity on the same terms and conditions as the Debt Financing.

The Investment Banker shall be engaged as the exclusive investment banker to PCS for a period of four (4) months with respect to the Transaction or until the successful completion or closing of the Transaction(s) contemplated by this Agreement, whichever occurs earlier, subject to PCS's right to terminate this Agreement as provided below.

In the event that there is a Transaction as might be considered a conflict with this engagement, PCS waives any such conflict and will permit Investment Banker to continue to implement the Transaction and provide the investment banking services detailed above. In the event that management requests that Investment Banker represent it in such a Transaction, PCS will not object to Investment Banker representation of the management, under such circumstances.

In order to coordinate efforts to effect a Transaction, during the period of this engagement, PCS and its officers, directors, employees and representatives will advise Investment Banker of any contacts which are made or have been made by or on behalf of any prospective Partner and Investment Banker will assist PCS in any subsequent discussion.

Either party hereto may terminate this Agreement with cause at any time after four (4) months from the date of signing by giving thirty (30) days written notice of such party's desire to terminate to the other party. Neither termination of this Agreement nor completion of the assignment or Transaction contemplated shall effect PCS's obligation to pay any compensation earned by Investment Banker up to the date of termination or completion, as the case may be or the Transaction Fee or reimbursement of expenses incurred up to the date of termination or completion or the standard terms and conditions, all of which shall remain operative and in full force and effect.

If the foregoing is satisfactory and is consistent with the engagement which you want to retain us to perform and the assistance which you seek from us, I would appreciate it if you would sign the enclosed copy of this letter and return it to the undersigned.

                                Sincerely yours,



     ICE Holdings North America, LLC


     By: /s/ Andrew Smith
        ----------------------
     Andrew Smith
     Managing Director



Accepted and Agreed to:
PCSupport.com, Inc.

By: /s/ David W. Rowat
    ------------------------
    David W. Rowat

                         STANDARD TERMS AND CONDITIONS
                         -----------------------------



1. As used herein, the term Aggregate Transaction Value, unless otherwise mutually agreed upon by PCS and INVESTMENT BANKER in writing, is defined as follows:

          a. In the case of a cash Transaction, the total cash consideration paid.

          b. In the case of assumption of bank debt, the principal amount assumed by the Buyer on the day of the Closing.

          c. In the case of publicly traded common stock, the total public market value of such common stock based on the closing price on the day of the Transaction.

          d. In the case of debt securities, the total public market value of such debt securities based on the closing price on the day of the Transaction; if not publicly traded, then at the face value.

          e. In the case of preferred stock, the total liquidation value or public market value of such preferred stock based on the closing price on the day to the Transaction, whichever is higher.

          f. Should the medium of exchange be any other compensation, security or any combination of the above, the value will be mutually agreed upon. Any such dispute will be settled by an independent investment banker acceptable to PCS and INVESTMENT BANKER.

          g. Both PCS and INVESTMENT BANKER acknowledge that PCS may elect to enter into a transaction which is not the Transaction. It is understood that if the Company effects a transaction in lieu of the Transaction, the Company and INVESTMENT BANKER will in good faith mutually agree upon acceptable cash compensation for INVESTMENT BANKER taking into account the results obtained, and the custom and practice among professionals acting in similar transactions. Other transactions include, for example, license agreements, joint ventures, non-cash contributions to the Company, etc.. A transaction entered into in the ordinary course of PCS's business shall not be deemed to be a Transaction under this Agreement.

          h. If the purchase price is to be paid in one or more installments, or in a contingent pay-out, the INVESTMENT BANKER cash fee shall be paid at the date of such installment or contingent pay-out in the same proportion which the installment or contingent pay-out bears to the total purchase price.

          i. If the Transaction includes debt, leveraged buyout financing, deferred payment or any other funding, reallocation of equity or revaluation of current equity, the total amount of the funds, reallocation or revaluation, however denominated.


2. The Company recognizes and confirms that, in performing its engagement, INVESTMENT BANKER will be using and relying on data, material and other information furnished to it by the Company, or its auditing firm, attorneys, or others (collectively "Advisors") as well as information otherwise available, both oral and written (such data, material and other information is herein referred to as the "Information"). The Company recognizes and confirms that INVESTMENT BANKER does not assume responsibility for the accuracy or completeness of the Information. The Company represents and warrants that any of the Information furnished by it or its Advisors to INVESTMENT BANKER will be complete in all material respects and not contain any untrue statements of a material fact or omit to state any material fact necessary to make the statement therein not false or misleading.

3. INVESTMENT BANKER recognizes and confirms that some of the Information is either non-public, confidential or proprietary in nature. INVESTMENT BANKER hereby agrees that the Information will be kept confidential and will not, without the prior consent of the Company, be disclosed by them, their agents or employees, other than in connection with the services to the Company as described above as a part of its engagement or as otherwise required by law.

4. The Company agrees to indemnify and hold harmless INVESTMENT BANKER, its employees and representatives and each person, if any, who controls INVESTMENT BANKER within the meaning of the Securities Exchange Act of 1934 (the "Act") from and against any and all losses, claims, damages or liabilities, joint or several, arising out of or in connection with our engagement, including all reasonable out-of-pocket expenses, fees and disbursements of counsel incurred by INVESTMENT BANKER, its employees, representative or such controlling person in defending any claim, action, or proceeding whether or not resulting in liability to INVESTMENT BANKER, its employees, representatives or such controlling person, to which they may become subject, caused by, or arising out of any untrue statement of a material fact contained in Information furnished to INVESTMENT BANKER by the Company or its Advisors in connection with our engagement, or any omission to state therein any material fact required or necessary to make the information not misleading in light of circumstances under which given, or any other violation of the federal securities law or the securities laws of any state, or otherwise arising out of our engagement hereunder except in respect of any matter as to which INVESTMENT BANKER shall have been adjudicated to have acted without reasonable and ordinary care. Any party seeking indemnification shall give PCS prompt written notice of any claim made against such party. The INVESTMENT BANKER shall permit PCS (at PCS' sole expense) to assume the defense of any claim or any litigation resulting therefrom, provided that counsel for PCS shall be satisfactory to the INVESTMENT BANKER.

5. INVESTMENT BANKER and the Company agree to waive the right to trial by jury in the context of any claim relating to the services provided by INVESTMENT BANKER pursuant to its engagement hereunder, including any claim concerning INVESTMENT BANKER' advice. The parties agree that all disputes, except for any under paragraph 1 (f), shall be resolved by binding arbitration in accordance with the rules of procedure of he American Arbitration Association.

6. This Agreement, the Retainer Agreement executed simultaneously herewith and any other matters hereunder shall be governed by and construed in accordance with the internal laws of the State of New York, including, without limitation, Sections 5-1401 and 5-1402 of the New York General Obligations Law and Rule 327(b) of the New York Civil Practice Law and Rules. INVESTMENT BANKER and PCS hereby irrevocably submit the to non-exclusive jurisdiction of the federal and New York State courts located in the City, the Borough of Manhattan in connection with any suit, action or proceeding related to this Agreement or any of the matters contemplated hereby, irrevocably waive any defense of lack of personal jurisdiction and irrevocably agree that all claims in respect of any suit, action or proceeding any be heard and determined in any such court. INVESTMENT BANKER and PCS irrevocably waive, to the fullest extent they may effectively do so under applicable law, any objections which they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum.

7. To the extent of the Fees provided for hereunder paid to INVESTMENT BANKER, INVESTMENT BANKER will indemnify and hold PCS harmless from any claims by corporations, firms or persons claiming by virtue of a relationship with INVESTMENT BANKER to be entitled to a share of the fees provided hereunder. Each party shall indemnify and hold the other party harmless from and against any claim, liability, loss or damages (including reasonable attorneys fees) resulting from the breach by the such indemnifying party of any term, condition or provision of this agreement.

8. The INVESTMENT BANKER agrees to indemnify the Company and its officers and directors and each person, if any, who controls any thereof within the meaning of Section 15 of the Securities Act and their respective successors against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement of a material fact contained in any prospectus, offering circular or other document incident to any registration, qualification or compliance relating to securities purchased pursuant to the Warrants (or in any related registration statement, notification or the like) or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and will reimburse the Company and each other person indemnified pursuant to this subsection (ii) for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, however, that this subsection (ii) shall apply only if (and only to the extent that) such statement or omission was made in reliance upon information (including, without limitation, written negative responses to inquiries) furnished to the Company by an instrument duly executed by the INVESTMENT BANKER and stated to be specifically for use in such prospectus, or other document (or related registration statement, notification or the like) or any amendment or supplement thereto; provided further, that in no case shall any INVESTMENT BANKER be responsible for any amount in excess of the amount of net proceeds received by such INVESTMENT BANKER from the offering of the securities.

9. The Company represents and warrants that it is authorized to enter into and consummate this Agreement and agrees that it will make available to INVESTMENT BANKER all information relating to the Transaction which INVESTMENT BANKER reasonably requires relating to the Transaction. The Company acknowledges that INVESTMENT BANKER is entitled to rely on the material and information supplied to it by the Company or its advisors and shall not in any respect be responsible for the accuracy or completeness of such information.

10. INVESTMENT BANKER does not guarantee that any Transaction will be consummated and the Company agrees and acknowledges that it will have no claim whatsoever against INVESTMENT BANKER if any Transaction is not consummated.

11. The Company acknowledges that INVESTMENT BANKER does not perform legal or accounting or tax services nor does it render legal or accounting or tax advise on any aspect of any Transaction contemplated by this Agreement. INVESTMENT BANKER is purely an independent contracting advisor to the Company and is neither retained nor authorized to act as an agent in arranging any placement of any securities of the Company.

12. No interest of any party under this Agreement may be assigned or otherwise transferred except with the written consent of the other party. This Agreement shall bind and inure to the benefit of the successors, assigns, personal representatives, heirs and legatees of the parties hereto, as their interests shall appear.

13. Failure by any party to insist upon strict compliance by another party with any of the terms of this Agreement will not be deemed a waiver by such party of strict compliance with any other term or provision. The unenforceability or invalidity of any article, provision or portion of this Agreement shall not effect the enforceability, or validity of the remaining portions, articles or provisions thereof.

14. This Agreement constitutes and contains the entire agreement between Investment Bankers and the Company with respect to the subject matter hereof, including a certain letter of engagement which is an integral part of the Agreement and is included herein by reference as though it were set forth. No modifications, amendments or waiver of the provisions of this Agreement shall be effective unless made in writing specifically referring to the Agreement and signed by each of the parties hereto. Both parties disclaim specific authorship of this Agreement.



                 /s/ DWR          (PCSupport.com, Inc. initial)
                 -----------------



                /s/ AS            (ICE Holdings North America, LLC initial)
                ------------------